Exhibit 99.1

Eltek Ltd.

20 Ben Zion Galis Street, Petach Tikva, Israel

PROXY STATEMENT SUPPLEMENT
2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement Supplement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors (the “Board”) of Eltek Ltd. (“Eltek” or the “Company”), to be voted at the 2018 Annual General Meeting of Shareholders, and at any adjournment thereof (the “Meeting”). The Meeting will be held at the Company’s offices at 20 Ben Zion Galis Street, Petach Tikva, Israel on Thursday, September 6, 2018 at 10:00 A.M. local time.

This Proxy Statement Supplement to the original proxy statement, which was annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K (the “Original 6-K”), furnished to the Securities and Exchange Commission, on July 26, 2018 (which we refer to as the Original Proxy Statement) is being distributed with the Original Proxy Statement to the Company’s shareholders. The Meeting’s date and time have not been changed.

The Original Proxy Statement was published as an exhibit to the Original 6-K in anticipation of the convening of the Meeting. As described in the Original Proxy Statement, there were nine proposals to be addressed at the Meeting. This Proxy Statement Supplement adds a tenth proposal to the agenda for the Meeting.

The enclosed revised proxy card replaces the original proxy card, which was annexed as Exhibit 99.2 to the Original 6-Kand has been updated to reflect the addition of the new proposal.

You are entitled to vote at the Meeting, if you held ordinary shares as of the close of business on Tuesday, July 31, 2018, the record date for the Meeting, which remains unchanged.

Original  Items

As described in the Original Proxy Statement, the first nine proposals to be addressed at the Meeting, which proposals have not been modified, are as follows:

1.
To re-elect Messrs. Yitzhak Nissan, Mordechai Marmorstein, Gavriel David Meron, David Rubner and Erez Meltzer to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified, without modification of terms of office;

2.
To ratify and approve the entry of the Company into a directors and officers insurance policy, under the terms summarized in the Proxy Statement, providing coverage for the directors and officers of the Company (excluding its controlling shareholder), currently serving and as may serve from time to time;

3.	To ratify and approve the terms of employment of Mr. Eli Yaffe as the Chief Executive Officer of the Company;
4.	To approve the Company’s Amended Compensation Policy, as described in the Proxy Statement;
5.	To approve the extension of the Amended PCB Purchase Procedure with Nistec Ltd.;

6.	To approve the extension of the Soldering, Assembly and Design Services Procedure with Nistec Ltd.;
7.
To approve the extension of the procedure under which the Company may jointly acquire certain services together with Nistec Ltd. related to employees social activities, marketing services and insurance;

8.	To ratify and approve an extension to the exculpation letter granted to Mr. Yitzhak Nissan;
9.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global Limited, as the Company’s independent auditors for the year ending December 31, 2018 and for such additional period until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors to approve their compensation; and

In addition, the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2017 will be reviewed at the Meeting.

Additional Agenda Item—Proposal 10

Proposal 10, which has been added to the agenda for the Meeting, proposes the election of a new external director, Ms. Ilana Lurie, who will replace Ms. Lian Goldstein, who resigned effective July 20, 2018. Further details concerning Proposal 10 are provided below under “XIII. Election of External Director (Item 10 on the Proxy Card).”

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

11. ELECTION OF EXTERNAL DIRECTOR
(Item 10 on the Proxy Card)

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Israeli Companies Law, 1999-5759 (the “Companies Law”) to have at least two (2) external directors.

The Companies Law provides that a person may not be appointed as an external director if: (i) the person is a relative of a controlling shareholder; (ii) the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two (2) years preceding the date of appointment any affiliation with the company, or the controlling shareholder or its relative; (iii) in a company that does not have a controlling shareholder, such person has an affiliation (as such term is defined in the Companies Law), at the time of his or her appointment, to the chairman, chief executive officer, a shareholder holding at least five percent (5%) of the share capital of the company or the chief financial officer; and (iv) if such person's relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with whom the external director himself may not be affiliated. The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (excluding service as an external director of a company that is offering its shares to the public for the first time).

In addition, no person may serve as an external director if the person’s position or other activities create or may create a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director. If, at the time an external director is appointed, all members of the board of directors who are not controlling shareholders or their relatives, are of the same gender, then that external director must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time. For a period of to (2) years from termination from office, the company or its controlling shareholder may not give any direct or indirect benefit to the former external director.

The external directors are required to be elected by the shareholders. The term of service of an external director is three (3) years and generally, may be extended for up to two (2) additional three (3) year terms.

All of the external directors of a company must be members of its audit and compensation committees, and any committee of a company’s board of directors that is authorized to carry out one or more powers of the board of directors must include at least one external director.

Pursuant to the Israeli Companies Law, at least one of the elected external directors must have “accounting and financial expertise” and any other external director must have “professional qualifications” and/or “accounting and financial expertise” as such terms are defined by regulations promulgated under the law.

On July 16, 2018, the Company reported that Ms. Lian Goldstein decided to resign as an external director of the Company due to personal reasons, effective July 20, 2018.

The Company is required to elect a new external director in accordance with the Israeli Companies Law.

Subject to shareholder approval, Ms. Lurie’s first term as an External Director shall commence on September 6, 2018.

A brief biography of Ms. Lurie is set forth below:

Ms. Ilana Lurie has over 15 years in international finance and operations, predominantly in management positions within large, regulated technology companies. Since 2012, Ms. Lurie has been CFO of NovelSat, a world leader in satellite transmission technology. Prior to her tenure at NovelSat, in 2012, Ms. Lurie served as Finance Manager for the Enterprise Services business unit (formerly EDS) of Hewlett Packard (NYSE:HPQ).  From 2006 to 2011, Ms. Lurie held a number of financial management positions at Ness Technologies (NASDAQ/TASE:NSTC), which, at the time, was a public company. Earlier in her career, from 2001 to 2006, Ms. Lurie served as Controller for Amdocs (NASDAQ:DOX). Ms. Lurie earned her BA and an MBA with a specialization in Finance and Marketing from Hebrew University.

The Companies Law provides that a nominee for a position of an external director shall have declared to the Company that he or she complies with the qualifications for appointment as an external director. Ms. Lurie has declared to the Company that she complies with the qualifications for appointment as an external director and that she has the requisite accounting and financial expertise.

As are all other directors, Ms. Lurie shall be entitled to: (i) director’s insurance, subject to shareholders’ approval of Item 2 of the Original Proxy Statement, to provide all directors and officers, including the external directors, with directors’ and officers’ insurance, as may be amended, pursuant to shareholder approval of Item 4 of the Original Proxy Statement;; (ii) an indemnification agreement, in the form approved by the Company’s shareholders on October 17, 2017; (iii) an exculpation letter, in the form approved by the Company’s shareholders on October 17, 2013; and (iv) monetary compensation as provided in the “Permanent Amount” criteria of the Companies Law Regulations (Rules Regarding Compensation and Expenses for External Directors), 5760-2000. Ms. Lurie is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with her service.

The Board of Directors has determined that Ms. Lurie meets the legal requirements for an external director and has the requisite accounting and financial expertise.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to elect Ms. Ilana Lurie as an external director to the Company’s Board of Directors, for a period of three years commencing on September 6, 2018, according to the terms of the Companies Law and as described in the Proxy Statement Supplement.”

Vote Required

The approval of this Item 10 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that: either (i) at least a majority of the shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution, are voted in favor of the election of the external director; or (ii) the total number of shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution voted against the election of the external director does not exceed two percent (2%) of the outstanding voting power in the company. For this proposal, a personal interest does not include an interest in the resolution that is not as a result of ties to a controlling shareholder.

By Order of the Board of Directors,

Yitzhak Nissan
Chairman of the Board of Directors

August 2, 2018